Contact

www.linkedin.com/in/frank-murdock-1a265a1a9 (LinkedIn)

Frank Murdock

Managing Principal at Tranexamic Technologies
Coppell, Texas, United States

Summary

Co-Founder and Manager of Tranexamic Technologies (txatechnology.com), a group of companies involved in the development of groundbreaking new class of pharmaceuticals, the Tranexamic Class Antagonists of positively charged amino acids (TXCA's). Over 30 years of experience in sales, marketing and product development of innovative products used in neuro, ophthalmic, plastic, aesthetic, ENT, orthopedic as well as radiation oncology procedures. Inventor or co-inventor of over 12 patents issued or pending including the core IP of Tranexamic Technologies. Experience has spanned from field sales representative of Texas based neurosurgical distributorships to leading the worldwide neurosurgical franchise of the Leibinger companies (including 3 years after its acquisition by Pfizer-received the Key Employee designation) to leading the sales and marketing and clinical affairs of Image Guided Neurologics (acquired by Medtronic). Co-Founder and investor in Perlei Medical Inc. the initial company in the Tranexamic Technologies group.

Experience

Tranexamic Technologies
Managing Principal
November 2017 - Present (6 years 4 months)

Education

The University of Texas at Austin
Bachelor's degree, Business